EXHIBIT 4.1

January 15, 2009

Pharmos Corporation

99 Wood Avenue South, Suite 311

Iselin, New Jersey 08830

Re:	10% Convertible Debenture Due November 1, 2012

Ladies and Gentlemen:

The undersigned, a Holder of a 10% Convertible Debenture Due November 1, 2012 of Pharmos Corporation (the “Debenture”), hereby waives the right under the Debenture to receive an interest payment in the form of cash on January 15, 2009, and, in lieu of such cash interest payment, agrees to receive the interest payment due on January 15, 2009 in the form of shares of Common Stock of Pharmos Corporation, with the number of such shares calculated according to the Interest Conversion Rate as set forth in the Debenture.

By:___________________________

Name:

Title: